UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-39755

CUSIP Number: 63942X106

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Navitas Semiconductor Corporation
Full Name of Registrant
N/A
Former Name if Applicable
3520 Challenger Street
Address of Principal Executive Office (Street and Number)
Torrance, California 90503-1640
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During its financial statement review process for the year ended December 31, 2022, Navitas Semiconductor Corporation (the “Company”) required unanticipated additional time to complete its accounting, financial statements and disclosures related to the Company’s August 15, 2022 acquisition of GeneSiC Semiconductor Inc. (“GeneSiC”), specifically with respect to the presentation in its Form 10-K of the items described below. The Company intends to file the Form 10-K as soon as practical on or before the 15th calendar day following the prescribed due date. Based on its review, the Company expects to reclassify approximately $2.2 million in bonus payments, paid by GeneSiC to its employees immediately before closing, from merger consideration (recorded as goodwill) to compensation expense, and to record approximately $0.5 million in unrelated additional expenses related to the year ended December 31, 2022. These are expected to affect the Company’s fourth quarter and year ended December 31, 2022 as follows:
•there is no effect on net revenues or gross profit on a GAAP or non-GAAP basis;
•GAAP operating expense and GAAP loss from operations are each increased by approximately $2.6 million for the quarter and year;
•there is no significant effect on non-GAAP operating expense or non-GAAP loss from operations;
•GAAP loss per diluted share is unfavorably impacted by ($0.01) per share for the quarter; there is no effect on GAAP earnings per diluted share for the year; and
•non-GAAP loss per diluted share is favorably impacted by $0.01 per share for both the quarter and year.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Ron Shelton	(844)	654-2642
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NAVITAS SEMICONDUCTOR CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2023	By:	/s/ Gene Sheridan
Gene Sheridan
President and Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).